Exhibit 99.1
EnCana generates 2008 cash flow of US$9.4 billion,
or $12.48 per share, up 13 percent
Operating earnings per share up 9 percent; Proved reserves additions 150% of production
Calgary, Alberta, (February 12, 2009) – EnCana Corporation (TSX & NYSE: ECA) achieved solid increases in 2008 cash flow and operating earnings as a result of strong growth in natural gas and oil production and higher prices. Financial results were enhanced in the fourth quarter by EnCana’s favourable natural gas price hedges. Again in 2008, EnCana achieved strong year-over-year proved reserves additions.
“Despite the unprecedented volatility in oil and natural gas prices and a challenging operating environment in 2008, EnCana delivered strong operational and financial performance. We met or exceeded all of our targets, including those for cash flow, production and capital investment. Overall production grew 6 percent, driven by our key resource plays which increased 13 percent year-over-year. We added reserves of 2.5 trillion cubic feet of gas equivalent, replacing 150 percent of production at a very competitive finding and development cost of US$2.50 per thousand cubic feet of gas equivalent,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“EnCana is pursuing a conservative and prudent capital program in 2009 and we have built flexibility into our plans to adjust investment depending on how the year unfolds. With widespread economic uncertainty, we remain intently focused on our core business objectives: maintaining financial strength, generating significant free cash flow, further optimizing our capital investments and continuing to pay a stable dividend to shareholders – currently $1.60 per share annualized, which at the current share price results in a yield of about 3.7 percent.
“Natural gas and oil prices are expected to remain low at least through the first quarter of 2009. While we have seen some indication of a softening in service and supply costs, reductions are likely to be more pronounced in the latter half of 2009. We are affirming our 2009 corporate guidance. Our cash flow forecast for the year is underpinned by strong hedges – about two-thirds of expected natural gas production hedged through October 2009 at an average price of $9.13 per thousand cubic feet, well above the current spot price. In addition, we are continually seeking new ways to strengthen our financial position, including cost-reduction initiatives, project reviews throughout the year and exploring and implementing operational efficiencies across our company.
“EnCana’s low-risk, low-cost resource play business model provides financial resilience and positions the company very well for dealing with the economic downturn. We can apply an even higher level of scrutiny and fine tune investments in order to target optimal project returns and long-term value creation,” Eresman said.
IMPORTANT NOTE: Effective January 2, 2007, EnCana established an integrated oil business with ConocoPhillips, which resulted in EnCana contributing its interests in Foster Creek and Christina Lake into an upstream partnership owned 50-50 by the two companies. Production and wells drilled in 2006 have been adjusted on a pro-forma basis to reflect the integrated oil transaction. Unless otherwise noted in this news release, EnCana’s proved reserves and production for 2007 and 2008 are reported on a post integrated oil basis. Per share amounts for cash flow and earnings are on a diluted basis. EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2008 Highlights
Financial — US$
•	Cash flow increased 13 percent per share to $12.48, or $9.4 billion
•	Operating earnings were up 9 percent per share to $5.86, or $4.4 billion
•
Net earnings were up 53 percent per share to $7.91, or $5.9 billion, primarily due to an after-tax unrealized mark-to-market hedging gain of $1.8 billion in 2008 compared to an after-tax loss of $811 million in 2007

•	Capital investment, excluding acquisitions and divestitures, was up 17 percent to $7.1 billion
•	Generated $2.3 billion of free cash flow (as defined in Note 1 on page 10), down $112 million from 2007
•
Operating cash flow nearly doubled to $421 million from the company’s Foster Creek and Christina Lake upstream projects, whereas lower refining margins and higher purchased product costs resulted in a $241 million loss in operating cash flow for the downstream business. As a result, EnCana’s integrated oil business venture with ConocoPhillips generated $180 million of operating cash flow

•	Purchased approximately 4.8 million EnCana shares at an average price of $67.13 under the Normal Course Issuer Bid, for a total cost of approximately $326 million
•	Doubled quarterly dividend to 40 cents per share in March 2008, or $1.60 per share on an annualized basis
•	At year end, debt to capitalization was 28 percent and debt to adjusted EBITDA was 0.7 times
Operating — Upstream
•	Natural gas production increased 8 percent to 3.8 billion cubic feet per day (Bcf/d), up 9 percent per share
•	Increased production from natural gas key resource plays by 14 percent
•	Oil and natural gas liquids (NGLs) production was relatively flat at about 134,000 barrels per day (bbls/d)
•	Integrated oil production grew 13 percent to 30,183 bbls/d at Foster Creek and Christina Lake
•	Operating and administrative costs of $1.25 per thousand cubic feet equivalent (Mcfe), compared to $1.17 per Mcfe in 2007
Operating — Downstream
•	Refined products averaged 448,000 bbls/d (224,000 bbls/d net to EnCana)
•	Refinery crude utilization of 93 percent or 423,000 bbls/d crude throughput (211,500 bbls/d net to EnCana)
Reserves
•	Total proved reserves increased 5 percent to 19.7 trillion cubic feet of gas equivalent (Tcfe)
•	Added 2.5 Tcfe of proved reserves, compared to production of 1.7 Tcfe, for a production replacement of 150 percent
•	Proved natural gas reserves increased 3 percent to 13.7 trillion cubic feet (Tcf)
•	Proved oil and NGLs reserves increased 8 percent to 1.0 billion barrels
•	Proved reserves additions, excluding acquisitions and divestitures, included approximately 1.9 Tcf of natural gas reserves and 130 million bbls of oil and NGLs reserves
•	Finding and development (F&D) costs were $2.50 per Mcfe
•	Three-year (2006-2008) F&D costs averaged $2.02 per Mcfe
•	F&D costs for natural gas and associated liquids were approximately $2.90 per Mcfe
•	Proved reserves life index of approximately 12 years
•	Reserves replacement costs are outlined on page 7
Strategic developments
•	Acquired additional land and mineral interests in the Haynesville Shale play in Louisiana and Texas for approximately $1.0 billion
•
Began construction of a Coker and Refinery Expansion (CORE) project at the Wood River refinery in Roxana, Illinois that is expected to expand heavy oil processing capacity and increase production of clean transportation fuels for the U.S. Midwest market

•	Signed a contract for the design and construction of the Production Field Centre for the Deep Panuke natural gas project offshore Nova Scotia
•	Divested mature conventional oil and natural gas assets in North America for approximately $698 million as well as interests in Brazil for approximately $164 million, before closing adjustments
Fourth quarter natural gas production grows 4 percent
EnCana’s fourth quarter natural gas production increased 4 percent to 3.9 Bcf/d, compared to the same quarter in 2007. Oil and natural gas liquids production in the quarter was flat at 136,000 bbls/d. Total production increased 3 percent to 4.7 Bcfe/d. Fourth quarter cash flow per share decreased 32 percent to $1.73, or $1.3 billion, and operating earnings per share decreased 46 percent to $0.60, or $449 million, largely due to a 30 percent drop in heavy oil prices and a 31 percent decrease in the Chicago 3-2-1 crack spread.
Financial Summary – Total Consolidated

(for the period ended December 31)	Q4	Q4%				%
($ millions, except per share amounts)	2008	2007	change	2008	2007	change
Cash flow[1]	1,299	1,934	-33	9,386	8,453	+11
Per share diluted	1.73	2.56	-32	12.48	11.06	+13
Operating earnings[1]	449	849	-47	4,405	4,100	+7
Per share diluted	0.60	1.12	-46	5.86	5.36	+9
Net earnings	1,077	1,082	—	5,944	3,959	+50
Per share diluted	1.43	1.43	—	7.91	5.18	+53
Capital investment	1,925	1,805	+7	7,080	6,035	+17

Earnings Reconciliation Summary – Total Consolidated

Net earnings
Add back (losses) & deduct gains:	1,077	1,082	—	5,944	3,959	+50

Unrealized mark-to-market hedging gain (loss), after-tax	747	(366)		1,818	(811)

Non-operating foreign exchange gain (loss), after-tax	(119)	267		(378)	217

Gain on discontinuance, after-tax	—	68		99	152

Future tax recovery due to tax rate reductions	—	264		—	301
Operating earnings[1]	449	849	-47	4,405	4,100	+7
Per share diluted	0.60	1.12	-46	5.86	5.36	+9

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 10.

2008 Cash Flow Information
(for the period ended December 31, $ millions)	Q4	2008
Cash from operating activities	2,043	8,855
Deduct (Add back):
Net change in other assets and liabilities	21	(262)
Net change in non-cash working capital from continuing operations	723	(269)

Cash flow [1]	1,299	9,386

1	Cash flow is a non-GAAP measure as defined in Note 1 on Page 10.

Year-over-year increase in net earnings related to unrealized mark-to-market accounting gains
EnCana’s net earnings in 2008 increased more than 50 percent to $5.9 billion. Net earnings in 2008 included a $1.8 billion after-tax unrealized gain, whereas net earnings in 2007 included an $811 million after-tax unrealized loss, both due to mark-to-market accounting for hedging contracts. The large unrealized gain in 2008 resulted from a decrease in commodity prices during the second half of the year. The gain essentially reversed unrealized mark-to-market losses recognized earlier in the year when natural gas prices were rising. It is because of these dramatic mark-to-market accounting swings in net earnings that EnCana focuses on operating earnings, which excludes the unrealized mark-to-market accounting gains and losses, as a better measure of earnings performance. Operating earnings in 2008 were up 7 percent compared to 2007, reflecting stronger prices in 2008 and EnCana’s 6 percent increase in daily production.
Production & Drilling Summary – Total Consolidated

(for the period ended December 31)	Q4	Q4%				%
(After royalties)	2008	2007	change	2008	2007	change
Natural Gas production (MMcf/d)	3,858	3,722	+4	3,838	3,566	+8
Natural gas production per 1,000 shares (Mcf)	473	457	+4	1,873	1,720	+9
Oil and NGLs production (Mbbls/d)	136	136	—	134	134	—
Oil and NGLs production per 1,000 shares (Mcfe)	100	100	—	391	388	+1

Total production (MMcfe/d)	4,673	4,539	+3	4,639	4,371	+6
Total production per 1,000 shares (Mcfe)	573	557	+3	2,264	2,108	+7

Total Net wells drilled	1,047	1,313	-20	3,329	4,484	-26

Natural gas production growth benefits from a 14 percent increase from key resource plays
Natural gas production averaged about 3.8 Bcf/d in 2008, an increase of 8 percent from 2007. Natural gas key resource play production increased 14 percent in 2008 compared with 2007. EnCana’s production growth was led by a 21 percent increase in gas production in the U.S. mainly from East Texas, which continues to benefit from drilling and operational successes and the incremental volumes from Deep Bossier, where the company doubled its interest in late 2007. In Canada, production remained flat as increases from drilling successes in Bighorn, coalbed methane (CBM) and Cutbank Ridge offset natural declines. Total production growth more than offset a production decrease, on an annualized basis, of about 40 million cubic feet per day (MMcf/d) due to freeze-offs, pipeline outages, shut-ins and hurricanes. Production is expected to remain essentially flat in 2009.
Integrated Oil Division benefits from higher 2008 crude oil prices offset by lower refining margins
EnCana’s Integrated Oil Division, which includes the company’s integrated oil business venture with ConocoPhillips and production from Athabasca and Senlac, generated $375 million in operating cash flow, down 75 percent, from 2007. EnCana saw strong financial performance from its Foster Creek and Christina Lake operations, which benefited from higher heavy oil prices, up about 60 percent, and a 13 percent increase in production to 30,183 bbls/d. Operating cash flow for Foster Creek and Christina Lake nearly doubled to $421 million in 2008 compared to $213 million in 2007. The downstream operations reported a loss of $241 million in operating cash flow, a $1.3 billion decrease compared to 2007, a year with record crack spreads. Downstream operating cash flow was reduced as a result of lower refining margins and higher purchased product costs during the second half of 2008. The Wood River and Borger refineries are located in markets influenced by U.S. Mid-Continent and Chicago 3-2-1 crack spreads. In 2008 the Chicago 3-2-1 crack spread decreased 37 percent to $11.22 per bbl compared to $17.67 per bbl in 2007. The weaker refining margins were offset, somewhat, by the higher upstream pricing, which demonstrates the benefit of the company’s integration strategy.
At Foster Creek steaming of Phase 1D and 1E has started and construction is nearing completion. A ramp up of production is expected to begin at the end of the first quarter in 2009. Capital costs for the expansions remain on budget. At Christina Lake construction of the Phase 1C expansion also remains on schedule and on budget.

Growth from key North American resource plays

	Daily Production
	2008					2007					2006
Resource Play	Full					Full					Full
(After royalties)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural gas (MMcf/d)
Jonah	603	573	615	630	595	557	612	588	523	504	464
Piceance	385	377	407	383	372	348	351	354	349	334	326
East Texas	334	408	339	316	273	143	187	144	139	103	99
Fort Worth	142	143	148	137	140	124	138	128	124	106	101
Greater Sierra	220	228	228	219	205	211	221	220	219	186	213
Cutbank Ridge[1]	296	311	322	280	271	258	283	269	248	232	189
Bighorn[1]	167	165	185	170	146	126	136	136	122	109	97
CBM	304	308	309	303	298	259	283	256	245	251	194
Shallow Gas	700	683	691	712	715	726	727	713	729	735	739

Total natural gas (MMcf/d)	3,151	3,196	3,244	3,150	3,015	2,752	2,938	2,808	2,698	2,560	2,422

Oil (Mbbls/d)[3]
Foster Creek	26	29	27	21	27	24	25	26	25	20	18
Christina Lake	4	6	5	4	2	3	2	3	3	3	3
Pelican Lake	22	20	22	21	24	23	24	24	23	23	24
Weyburn[2]	14	15	14	13	14	15	14	15	15	15	15

Total oil (Mbbls/d)[3]	66	71	67	59	67	65	65	67	65	62	60

Total (MMcfe/d)[1,2]	3,548	3,621	3,648	3,506	3,417	3,141	3,327	3,210	3,088	2,926	2,782

% change from prior period	+13.0	-0.7	+4.1	+2.6	+2.7	+12.9	+3.7	+4.0	+5.5	+9.2

1
Key resource play production volumes in 2007 and 2006 for Cutbank Ridge and Bighorn were restated in the first quarter of 2008 to include new areas and zones that qualify for key resource play inclusion.

2	Key resource play production volumes in 2007 and 2006 were restated in the first quarter of 2008 to include Weyburn as a key resource play.

3	Totals may not add due to rounding.

Drilling activity in key North American resource plays

	Net Wells Drilled
	2008					2007					2006
	Full					Full					Full
Resource Play	Year	Q4	Q3	Q2	Q1	year	Q4	Q3	Q2	Q1	Year
Natural gas
Jonah	175	40	43	49	43	135	23	31	42	39	163
Piceance	328	70	94	81	83	286	77	72	72	65	220
East Texas	78	23	22	22	11	35	8	9	11	7	59
Fort Worth	83	21	21	20	21	75	15	17	29	14	97
Greater Sierra	106	14	29	27	36	109	27	27	32	23	115
Cutbank Ridge[1]	82	17	17	24	24	93	11	23	26	33	134
Bighorn[1]	64	5	11	18	30	62	6	18	10	28	58
CBM	698	359	78	10	251	1,079	330	323	18	408	729
Shallow Gas	1,195	383	233	83	496	1,914	649	608	241	416	1,310

Total gas wells	2,809	932	548	334	995	3,788	1,146	1,128	481	1,033	2,885

Oil
Foster Creek	20	1	6	1	12	23	6	8	1	8	3
Christina Lake	—	—	—	—	—	3	—	1	2	—	1
Pelican Lake	—	—	—	—	—	—	—	—	—	—	—
Weyburn[2]	21	3	4	5	9	37	10	9	9	9	35

Total oil wells	41	4	10	6	21	63	16	18	12	17	39

Total[1,2]	2,850	936	558	340	1,016	3,851	1,162	1,146	493	1,050	2,924

1
Key resource play net wells drilled in 2007 and 2006 for Cutbank Ridge and Bighorn were restated in the first quarter of 2008 to include new areas and zones that qualify for key resource play inclusion.

2	Key resource play net wells drilled in 2007 and 2006 were restated in the first quarter of 2008 to include Weyburn as a key resource play.
2008 proved reserves
Proved reserves grow 5 percent at a finding and development cost of $2.50 per Mcfe
In 2008, total proved reserves increased 5 percent to 19.7 Tcfe at an average F&D cost of $2.50 per Mcfe. EnCana added 2.5 Tcfe of proved reserves, compared to production of 1.7 Tcfe, resulting in a reserve replacement of 150 percent of 2008 production. Cutbank Ridge, Bighorn and East Texas resource plays contributed to proved reserves additions of 1.9 Tcf of natural gas. Proved reserves of 387 Bcf were added for the Deep Panuke natural gas project, for which development is well underway and first production is expected in late 2010. About 130 million bbls of oil and NGLs were added, about two-thirds at Foster Creek and Christina Lake, where there were positive reserves revisions. Despite the low-price environment at year end, these projects had no reserves writedowns, which reflects the quality of the underlying reservoirs and EnCana’s strong operating performance. EnCana’s thermal oil projects have about 670 million bbls of proved reserves, of which about 80 percent is undeveloped.
F&D costs for natural gas and associated liquids were approximately $2.90 per Mcfe. When the cost of acquiring non-developed land in 2008 is excluded from the calculation, F&D costs averaged $2.45 per Mcfe. Natural gas and associated liquids reserves additions were approximately 2.0 Tcfe with capital investments of $5.8 billion in 2008, compared to 2007 reserves additions of about 2.0 Tcfe with capital investments of $4.7 billion. In 2008, F&D costs for crude oil were approximately $8.35 per bbl, up from about $3.60 per bbl in 2007. Crude oil reserves additions were approximately 123 million bbls and capital investments were $1 billion in 2008, compared to 2007 reserves additions of about 233 million bbls and capital investments of $840 million.

Three-year F&D averages $2.02 per Mcfe
For the three years 2006-2008, EnCana’s F&D costs averaged $2.02 per Mcfe. For natural gas and associated liquids, F&D costs averaged $2.65 per Mcfe based on reserves additions of about 5.8 Tcfe and capital investments of $15.6 billion. For the same period, F&D costs for crude oil averaged $5.30 per bbl based on reserves additions of about 555 million bbls and capital investments of $2.9 billion.
Reserves replacement cost in 2008
Reserves replacement cost for 2008 was approximately $2.60 per Mcfe, which includes divestitures of 222 Bcfe for proceeds of $800 million. EnCana’s three-year (2006-2008) reserves replacement cost was approximately $2.55 per Mcfe.
All of EnCana’s proved reserves are evaluated by independent qualified reserves evaluators and are presented in compliance with U.S. Securities and Exchange Commission requirements.
2008 Proved Reserves Reconciliation

				Crude oil and Natural Gas
	Natural gas			Liquids			Gas Equivalent[1]
	(Bcf)			(MMbbls)			(Bcfe)
	Canada	USA	Total	Canada	USA	Total	Total
Start of 2008	7,292	6,008	13,300	868.9	58.3	927.2	18,863

Revisions & improved recovery	148	(166)	(18)	112.8	(3.6)	109.2	638
Extensions & discoveries	1,311	655	1,966	17.0	3.8	20.8	2,091
Purchase of reserves in place	32	7	39	0.2	—	0.2	40
Sale of reserves in place	(129)	(75)	(204)	(0.9)	(2.0)	(2.9)	(222)
Production	(807)	(598)	(1,405)	(44.0)	(4.9)	(48.9)	(1,698)

End of Year	7,847	5,831	13,678	954.0	51.6	1,005.6	19,712

% Change	+8	-3	+3	+10	-11	+8	+5
Developed	4,945	3,720	8,665	334.4	33.9	368.3	10,875
Undeveloped	2,902	2,111	5,013	619.6	17.7	637.3	8,837

Total	7,847	5,831	13,678	954.0	51.6	1,005.6	19,712

1	Gas equivalency has been calculated by EnCana. See the Advisory Regarding Reserves Data and Other Oil and Gas Information accompanying this news release.
Proved Reserves Costs

	2008	2007	2006	3 Years
Capital investment ($ millions)
Finding and development	6,818	5,587	6,107	18,512
Acquisitions	580	2,708	368	3,656

Finding, development and acquisitions	7,398	8,295	6,475	22,168

Reserves additions (Bcfe)
Finding and development	2,729	3,386	3,064	9,179
Acquisitions	40	275	69	384

Finding, development and acquisitions	2,769	3,661	3,133	9,563

Proved reserves costs ($/Mcfe)
Finding and development	2.50	1.65	1.99	2.02
Finding, development and acquisitions	2.67	2.27	2.07	2.32

2008 Natural Gas and Oil Prices

	Q4	Q4%				%
	2008	2007	change	2008	2007	change
Natural gas
NYMEX	6.94	6.97	—	9.04	6.86	+32
EnCana realized gas price[1]	7.18	7.32	-2	7.92	7.22	+10
Oil and NGLs
WTI	59.08	90.50	-35	99.75	72.41	+38
Western Canadian Select (WCS)	39.95	56.85	-30	79.70	49.50	+61
Differential WTI/WCS	19.13	33.65	-43	20.05	22.91	-12
EnCana realized liquids price[1]	36.16	50.84	-29	71.12	47.00	+51
3-2-1 crack spread ($/bbl)
Chicago	6.31	9.17	-31	11.22	17.67	-37

1	Realized prices include the impact of financial hedging.
Price risk management
Risk management positions at December 31, 2008 are presented in Note 18 to the unaudited Interim Consolidated Financial Statements for the fourth quarter of 2008. In 2008, EnCana’s commodity price risk management measures resulted in realized losses of approximately $219 million after-tax, composed of a $48 million after-tax loss on gas price and basis hedges and a $171 million after-tax loss on oil price hedges and other hedges.
Two-thirds of expected 2009 gas production hedged during first 10 months of 2009
EnCana has hedged about 2.6 Bcf/d of expected gas production through October 2009 at an average NYMEX equivalent price of $9.13 per Mcf. This price hedging strategy helps reduce uncertainty in cash flow during periods of commodity price volatility. EnCana’s risk management policy targets hedging, when appropriate, of up to 50 percent of production from the upcoming year and up to 25 percent of production from the two successive years. EnCana will continue to look for opportunities in 2009 to hedge additional volumes at prices and terms consistent with the company’s policy.
EnCana has also hedged 100 percent of its expected U.S. Rockies basis exposure through 2011 using a combination of downstream transportation and basis hedges, including some hedges that are based on a percentage of NYMEX prices and some hedges that move basis risk to alternative markets downstream.
Corporate developments
In May, EnCana announced a plan to split into two independent companies – one a pure-play North American unconventional natural gas company and the other a fully integrated oil company with in-situ oil properties and refineries. Preparations were undertaken in order to complete the transaction in early 2009. Uncertainty in the global financial markets caused EnCana to delay its plans until clear signs of stabilization return. In the meantime, EnCana is continuing to prepare documentation and maintain support systems in anticipation of the proposed transaction.
Quarterly dividend of 40 cents per share declared
EnCana’s Board of Directors has declared a quarterly dividend of 40 cents per share payable on March 31, 2009 to common shareholders of record as of March 16, 2009. Based on the February 11, 2009 closing share price on the New York Stock Exchange of $43.10, this represents an annualized yield of about 3.7 percent.

Normal Course Issuer Bid
In 2008, EnCana purchased 4.8 million of its shares, or less than 1 percent, of the outstanding shares at an average price of $67.13 per share under the company’s Normal Course Issuer Bid program, prior to the May announcement of EnCana’s intention to split into two independent companies, at which time it suspended purchases under the NCIB. The average diluted shares for the year were 751.8 million and the shares outstanding at year end were 750.4 million. In November 2008, EnCana renewed its Normal Course Issuer Bid program. Under the renewed bid, EnCana may purchase for cancellation up to approximately 75 million of its common shares, representing approximately 10 percent of the common shares outstanding on October 31, 2008, through market purchases. Upon completion of the proposed split transaction and subject to market conditions prevailing at that time, EnCana intends to resume purchases of common shares under the program.
Financial strength
EnCana has a very strong balance sheet, with more than 80 percent of EnCana’s outstanding debt comprised of long-term, fixed-rate debt with an average remaining term of more than 14 years. Long-term debt maturities in 2009 are $250 million and $200 million in 2010. At December 31, 2008, EnCana had $2.6 billion in unused committed credit facilities. EnCana targets a debt to capitalization ratio between 30 and 40 percent. At December 31, 2008, the company’s debt to capitalization ratio was 28 percent and debt to adjusted EBITDA, on a trailing 12-month basis, was 0.7 times. The company expects to continue to be in the lower end of its managed ranges through 2009.
NOTE: EnCana changed its debt metric calculation to focus on long-term debt rather than net debt. This new calculation excludes the impact of fluctuations related to mark-to-market accounting. The company believes this debt to capitalization ratio, in which debt is defined as the current and long-term portions of long-term debt, provides a more conservative measure of liquidity and is a better reflection of the company’s financial position.
In 2008, EnCana invested $7.1 billion in capital, excluding acquisitions and divestitures, on continued development of its key resource plays and expansion of the company’s downstream heavy oil processing capacity through its venture with ConocoPhillips. Acquisitions in 2008 were $1.2 billion, mainly in the U.S., and largely due to investments in Haynesville properties. Proceeds from divestitures were $0.9 billion. Depending on market conditions in 2009, EnCana may divest between $500 million and $1 billion of assets.
CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana will host a conference call today Thursday, February 12, 2009 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (800) 731-5319 (toll-free in North America) or (416) 644-3422 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on February 12 until midnight February 19, 2009 by dialling (877) 289-8525 or (416) 640-1917 and entering access code 21297063.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.

NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows, in this news release and interim financial statements.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $40 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
RESERVES COST DEFINITIONS – Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2008, are calculated by summing one or more of revisions and improved recovery, extensions and discoveries, acquisitions and divestitures. Reserves replacement cost is calculated by dividing total capital invested in finding, development and acquisitions net of divestitures by reserves additions in the same period. Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Finding, development and acquisition cost is calculated by dividing total capital invested in finding, development and acquisition activities by additions to proved reserves, before divestitures, which is the sum of revisions, extensions, discoveries and acquisitions. Proved reserves added in 2008 included both developed and undeveloped quantities. Additions to EnCana’s proved undeveloped reserves were consistent with EnCana’s resource play focus. The company estimates that approximately 70 percent of its proved undeveloped reserves will be developed within the next four years. 2008 finding, development and acquisition capital includes investment in long lead time projects. EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, debt to capitalization ratio, debt to adjusted EBITDA multiple, sustainable growth and returns, cash flow, free cash flow, cash flow per share and increases in net asset value); anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; the anticipated production, timing thereof, and expenditures associated with the Deep Panuke project; planned expansion of in-situ oil production; anticipated crude oil and natural gas prices, including basis differentials for various regions; anticipated expansion and production at Foster Creek and Christina Lake; anticipated divestitures; the proposed corporate reorganization transaction, the timing thereof and the conditions for proceeding with the transaction; potential dividends; anticipated success of EnCana’s market risk mitigation strategy; anticipated purchases pursuant to the Normal Course Issuer Bid, the timing thereof and the source of funding therefor; potential demand for natural gas; anticipated oil production in 2009 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs production in 2009 and beyond; anticipated costs and inflationary pressures; and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; risks associated with the timing and the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed corporate reorganization transaction (including regulatory and shareholder approvals); the risk that any applicable conditions of the proposed corporate reorganization transaction may not be satisfied; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities;

unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2009 cash flow and free cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.6 Bcfe/d, average commodity prices for 2009 based on a WTI price of $55 — $75/bbl for oil, a NYMEX price of $5.50 — $7.50/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.75 - $0.85, an average Chicago 3-2-1 crack spread for 2009 of $5 — $10/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Forward-looking information respecting the rescheduling of the proposed corporate reorganization transaction is based upon the assumption that financial and other markets will stabilize. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

Fourth quarter report
for the period ended December 31, 2008
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions, except per share amounts)		2008	2007	2008	2007

REVENUES, NET OF ROYALTIES	(Note 5)	$6,359	$5,875	$30,064	$21,700

EXPENSES	(Note 5)
Production and mineral taxes		72	63	478	291
Transportation and selling		422	352	1,704	1,264
Operating		549	632	2,475	2,278
Purchased product		2,466	2,704	11,186	8,583
Depreciation, depletion and amortization		996	1,086	4,223	3,816
Administrative		74	121	473	384
Interest, net	(Note 8)	158	131	586	428
Accretion of asset retirement obligation	(Note 13)	18	18	79	64
Foreign exchange (gain) loss, net	(Note 9)	253	(233)	423	(164)
(Gain) loss on divestitures	(Note 7)	1	22	(140)	(65)

		5,009	4,896	21,487	16,879

NET EARNINGS BEFORE INCOME TAX		1,350	979	8,577	4,821
Income tax expense	(Note 10)	273	(28)	2,633	937

NET EARNINGS FROM CONTINUING OPERATIONS		1,077	1,007	5,944	3,884
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 6)	—	75	—	75

NET EARNINGS		$1,077	$1,082	$5,944	$3,959

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 17)
Basic		$1.44	$1.34	$7.92	$5.13
Diluted		$1.43	$1.33	$7.91	$5.08

NET EARNINGS PER COMMON SHARE	(Note 17)
Basic		$1.44	$1.44	$7.92	$5.23
Diluted		$1.43	$1.43	$7.91	$5.18

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Twelve Months Ended
		December 31,
($ millions)		2008	2007

RETAINED EARNINGS, BEGINNING OF YEAR		$13,082	$11,344
Net Earnings		5,944	3,959
Dividends on Common Shares		(1,199)	(603)
Charges for Normal Course Issuer Bid	(Note 14)	(243)	(1,618)

RETAINED EARNINGS, END OF YEAR		$17,584	$13,082

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
($ millions)	2008	2007	2008	2007

NET EARNINGS	$1,077	$1,082	$5,944	$3,959
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(1,448)	(110)	(2,230)	1,688

COMPREHENSIVE INCOME	$(371)	$972	$3,714	$5,647

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Twelve Months Ended
	December 31,
($ millions)	2008	2007

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$3,063	$1,375
Foreign Currency Translation Adjustment	(2,230)	1,688

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF YEAR	$833	$3,063

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		December 31,	December 31,
($ millions)		2008	2007

ASSETS
Current Assets
Cash and cash equivalents		$383	$553
Accounts receivable and accrued revenues		1,568	2,381
Current portion of partnership contribution receivable		313	297
Risk management	(Note 18)	2,818	385
Inventories	(Note 11)	520	828

		5,602	4,444
Property, Plant and Equipment, net	(Note 5)	35,424	35,865
Investments and Other Assets		727	607
Partnership Contribution Receivable		2,834	3,147
Risk Management	(Note 18)	234	18
Goodwill		2,426	2,893

	(Note 5)	$47,247	$46,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,871	$3,982
Income tax payable		424	1,150
Current portion of partnership contribution payable		306	288
Risk management	(Note 18)	43	207
Current portion of long-term debt	(Note 12)	250	703

		3,894	6,330
Long-Term Debt	(Note 12)	8,755	8,840
Other Liabilities		576	242
Partnership Contribution Payable		2,857	3,163
Risk Management	(Note 18)	7	29
Asset Retirement Obligation	(Note 13)	1,265	1,458
Future Income Taxes		6,919	6,208

		24,273	26,270

Shareholders’ Equity
Share capital	(Note 14)	4,557	4,479
Paid in surplus		—	80
Retained earnings		17,584	13,082
Accumulated other comprehensive income		833	3,063

Total Shareholders’ Equity		22,974	20,704

		$47,247	$46,974

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions)		2008	2007	2008	2007

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,077	$1,007	$5,944	$3,884
Depreciation, depletion and amortization		996	1,086	4,223	3,816
Future income taxes	(Note 10)	155	(608)	1,646	(617)
Cash tax on sale of assets	(Note 10)	—	—	25	—
Unrealized (gain) loss on risk management	(Note 18)	(1,090)	569	(2,729)	1,235
Unrealized foreign exchange (gain) loss		268	(52)	417	41
Accretion of asset retirement obligation	(Note 13)	18	18	79	64
(Gain) loss on divestitures	(Note 7)	1	22	(140)	(65)
Other		(126)	(108)	(79)	95
Net change in other assets and liabilities		21	(21)	(262)	(16)
Net change in non-cash working capital from continuing operations		723	280	(269)	(8)

Cash From Operating Activities		2,043	2,193	8,855	8,429

INVESTING ACTIVITIES
Capital expenditures	(Note 5)	(1,885)	(4,408)	(8,254)	(8,737)
Proceeds from divestitures	(Note 7)	311	(24)	904	481
Cash tax on sale of assets	(Note 10)	—	—	(25)	—
Net change in investments and other		(101)	(31)	(267)	(5)
Net change in non-cash working capital from continuing operations		18	120	89	86

Cash (Used in) Investing Activities		(1,657)	(4,343)	(7,553)	(8,175)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		(304)	1,090	(53)	181
Issuance of long-term debt	(Note 12)	—	1,485	723	2,409
Repayment of long-term debt		—	(257)	(664)	(257)
Issuance of common shares	(Note 14)	2	18	80	176
Purchase of common shares	(Note 14)	—	—	(326)	(2,025)
Dividends on common shares		(300)	(150)	(1,199)	(603)
Other		—	1	—	—

Cash From (Used in) Financing Activities		(602)	2,187	(1,439)	(119)

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(23)	1	(33)	16

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(239)	38	(170)	151
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		622	515	553	402

CASH AND CASH EQUIVALENTS, END OF PERIOD		$383	$553	$383	$553

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2007, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2007.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2007 annual audited Consolidated Financial Statements, on January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:
•
“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average cost basis, which is consistent with EnCana’s former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

•
“Financial Instruments — Presentation”, Section 3863 and “Financial Instruments — Disclosures”, Section 3862. The new disclosure standard increases EnCana’s disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 18). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires EnCana to disclose its objectives, policies and processes for managing its capital structure (See Note 15).
3. RECENT ACCOUNTING PRONOUNCEMENTS
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.
The key elements of EnCana’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;

•	identify and implement changes in associated processes and information systems;

•	comply with internal control requirements;

•	communicate collateral impacts to internal business groups; and

•	educate and train internal and external stakeholders.
The Company is currently analyzing accounting policy alternatives and identifying implementation options for the corresponding process changes. EnCana will update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on the Company’s consolidated financial statements is not reasonably determinable at this time.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. PROPOSED CORPORATE REORGANIZATION
On May 11, 2008, EnCana announced its plans to split into two independent energy companies — one a North American natural gas company and the other a fully integrated oil company with in-situ oil properties and refineries supplemented by reliable production from various natural gas and crude oil resource plays.
The proposed corporate reorganization (the “Arrangement”) would be implemented through a court approved Plan of Arrangement and is subject to shareholder approval. The Arrangement would result in two publicly traded entities with the names of Cenovus Energy Inc. (“Cenovus”) and EnCana Corporation. Each EnCana shareholder would receive one share of each entity in exchange for each EnCana Common Share held. On October 15, 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.
5. SEGMENTED INFORMATION
The Company’s reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.

•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
EnCana has updated its segmented reporting to present the upstream Canadian and United States cost centres and Downstream Refining as separate reportable segments. This results in EnCana presenting the Canadian portion of the Integrated Oil Division as part of the Canada segment. Previously, this was aggregated and presented in the Integrated Oil segment. Prior periods have been restated to reflect the new presentation.
EnCana has a decentralized decision making and reporting structure. Accordingly, the Company is organized into Divisions as follows:
•	Canadian Plains Division includes natural gas production and crude oil development and production assets located in eastern Alberta and Saskatchewan.

•	Canadian Foothills Division includes natural gas development and production assets located in western Alberta and British Columbia as well as the Company’s Canadian offshore assets.

•	USA Division includes the assets located in the United States and comprises the USA segment described above.

•
Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes the Company’s exploration for, and development and production of bitumen using in-situ recovery methods. Integrated Oil — Canada is composed of EnCana’s interests in the FCCL Oil Sands Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

Operations that have been discontinued are disclosed in Note 6.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended December 31)
Segment and Geographic Information

	Canada		USA		Downstream Refining
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,961	$2,220	$1,273	$1,178	$1,497	$2,206
Expenses
Production and mineral taxes	13	16	59	47	—	—
Transportation and selling	287	265	135	87	—	—
Operating	280	338	136	154	117	111
Purchased product	(25)	(27)	—	—	1,960	1,915

	1,406	1,628	943	890	(580)	180
Depreciation, depletion and amortization	481	634	438	330	50	44

Segment Income (Loss)	$925	$994	$505	$560	$(630)	$136

	Market Optimization		Corporate & Other		Consolidated
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$543	$837	$1,085	$(566)	$6,359	$5,875
Expenses
Production and mineral taxes	—	—	—	—	72	63
Transportation and selling	—	—	—	—	422	352
Operating	18	9	(2)	20	549	632
Purchased product	531	816	—	—	2,466	2,704

	(6)	12	1,087	(586)	2,850	2,124
Depreciation, depletion and amortization	3	6	24	72	996	1,086

Segment Income (Loss)	$(9)	$6	$1,063	$(658)	1,854	1,038

Administrative					74	121
Interest, net					158	131
Accretion of asset retirement obligation					18	18
Foreign exchange (gain) loss, net					253	(233)
(Gain) loss on divestitures					1	22

					504	59

Net Earnings Before Income Tax					1,350	979
Income tax expense					273	(28)

Net Earnings From Continuing Operations					$1,077	$1,007

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended December 31)
Product and Divisional Information

	Canada Segment
	Canadian Plains		Canadian Foothills		Integrated Oil - Canada		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$789	$964	$923	$1,017	$249	$239	$1,961	$2,220
Expenses
Production and mineral taxes	10	11	3	5	—	—	13	16
Transportation and selling	62	97	72	52	153	116	287	265
Operating	99	128	131	152	50	58	280	338
Purchased product	—	—	—	—	(25)	(27)	(25)	(27)

Operating Cash Flow	$618	$728	$717	$808	$71	$92	$1,406	$1,628

	Canadian Plains Division
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$506	$567	$280	$393	$3	$4	$789	$964
Expenses
Production and mineral taxes	4	3	6	8	—	—	10	11
Transportation and selling	16	21	46	76	—	—	62	97
Operating	50	65	48	62	1	1	99	128

Operating Cash Flow	$436	$478	$180	$247	$2	$3	$618	$728

	Canadian Foothills Division
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$829	$880	$84	$122	$10	$15	$923	$1,017
Expenses
Production and mineral taxes	2	4	1	1	—	—	3	5
Transportation and selling	43	50	3	2	26	—	72	52
Operating	117	137	9	10	5	5	131	152

Operating Cash Flow	$667	$689	$71	$109	$(21)	$10	$717	$808

	USA Division
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,180	$1,011	$54	$99	$39	$68	$1,273	$1,178
Expenses
Production and mineral taxes	54	40	5	7	—	—	59	47
Transportation and selling	135	87	—	—	—	—	135	87
Operating	86	95	—	—	50	59	136	154

Operating Cash Flow	$905	$789	$49	$92	$(11)	$9	$943	$890

	Integrated Oil Division
	Oil *		Downstream Refining		Other *		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$219	$186	$1,497	$2,206	$30	$53	$1,746	$2,445
Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	146	108	—	—	7	8	153	116
Operating	37	36	117	111	13	22	167	169
Purchased product	—	—	1,960	1,915	(25)	(27)	1,935	1,888

Operating Cash Flow	$36	$42	$(580)	$180	$35	$50	$(509)	$272

*	Oil and Other comprise Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the twelve months ended December 31)
Segment and Geographic Information

	Canada		USA		Downstream Refining
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$10,050	$8,308	$5,629	$4,372	$9,011	$7,315
Expenses
Production and mineral taxes	108	102	370	189	—	—
Transportation and selling	1,202	947	502	307	—	—
Operating	1,333	1,204	618	595	492	428
Purchased product	(151)	(88)	—	—	8,760	5,813

	7,558	6,143	4,139	3,281	(241)	1,074
Depreciation, depletion and amortization	2,198	2,298	1,691	1,181	188	159

Segment Income (Loss)	$5,360	$3,845	$2,448	$2,100	$(429)	$915

	Market Optimization		Corporate & Other		Consolidated
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,655	$2,944	$2,719	$(1,239)	$30,064	$21,700
Expenses
Production and mineral taxes	—	—	—	—	478	291
Transportation and selling	—	10	—	—	1,704	1,264
Operating	45	37	(13)	14	2,475	2,278
Purchased product	2,577	2,858	—	—	11,186	8,583

	33	39	2,732	(1,253)	14,221	9,284
Depreciation, depletion and amortization	15	17	131	161	4,223	3,816

Segment Income (Loss)	$18	$22	$2,601	$(1,414)	9,998	5,468

Administrative					473	384
Interest, net					586	428
Accretion of asset retirement obligation					79	64
Foreign exchange (gain) loss, net					423	(164)
(Gain) loss on divestitures					(140)	(65)

					1,421	647

Net Earnings Before Income Tax					8,577	4,821
Income tax expense					2,633	937

Net Earnings From Continuing Operations					$5,944	$3,884

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the twelve months ended December 31)
Product and Divisional Information

	Canada Segment
	Canadian Plains		Canadian Foothills		Integrated Oil - Canada		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$4,418	$3,652	$4,355	$3,679	$1,277	$977	$10,050	$8,308
Expenses
Production and mineral taxes	74	63	33	39	1	—	108	102
Transportation and selling	392	345	239	201	571	401	1,202	947
Operating	484	440	609	535	240	229	1,333	1,204
Purchased product	—	—	—	—	(151)	(88)	(151)	(88)

Operating Cash Flow	$3,468	$2,804	$3,474	$2,904	$616	$435	$7,558	$6,143

	Canadian Plains Division
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,301	$2,186	$2,106	$1,453	$11	$13	$4,418	$3,652
Expenses
Production and mineral taxes	36	34	38	29	—	—	74	63
Transportation and selling	71	82	321	263	—	—	392	345
Operating	241	221	239	215	4	4	484	440

Operating Cash Flow	$1,953	$1,849	$1,508	$946	$7	$9	$3,468	$2,804

	Canadian Foothills Division
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,720	$3,232	$578	$390	$57	$57	$4,355	$3,679
Expenses
Production and mineral taxes	28	36	5	3	—	—	33	39
Transportation and selling	201	192	12	9	26	—	239	201
Operating	549	482	39	33	21	20	609	535

Operating Cash Flow	$2,942	$2,522	$522	$345	$10	$37	$3,474	$2,904

	USA Division
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$4,934	$3,765	$407	$309	$288	$298	$5,629	$4,372
Expenses
Production and mineral taxes	334	167	36	22	—	—	370	189
Transportation and selling	502	307	—	—	—	—	502	307
Operating	352	323	—	—	266	272	618	595

Operating Cash Flow	$3,746	$2,968	$371	$287	$22	$26	$4,139	$3,281

	Integrated Oil Division
	Oil *		Downstream Refining		Other *		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,117	$738	$9,011	$7,315	$160	$239	$10,288	$8,292
Expenses
Production and mineral taxes	—	—	—	—	1	—	1	—
Transportation and selling	526	366	—	—	45	35	571	401
Operating	170	159	492	428	70	70	732	657
Purchased product	—	—	8,760	5,813	(151)	(88)	8,609	5,725

Operating Cash Flow	$421	$213	$(241)	$1,074	$195	$222	$375	$1,509

*	Oil and Other comprise Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Capital
Canadian Plains	$254	$288	$847	$846
Canadian Foothills	463	625	2,299	2,439
Integrated Oil — Canada	162	194	656	451

Canada	879	1,107	3,802	3,736
USA	815	606	2,615	1,919
Downstream Refining	168	53	478	220
Market Optimization	6	1	17	6
Corporate & Other	57	38	168	154

	1,925	1,805	7,080	6,035

Acquisition Capital
Canadian Foothills	31	8	151	75
Integrated Oil — Canada	—	—	—	14

Canada	31	8	151	89
USA	(71)	2,595	1,023	2,613

	(40)	2,603	1,174	2,702

Total	$1,885	$4,408	$8,254	$8,737

On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million.
Pursuant to the agreements with Brown Haynesville and Brown Southwest, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties. The arrangements with Brown Haynesville and Brown Southwest will be completed on March 24, 2009 and January 19, 2009 respectively and the assets will be transferred to EnCana at that time. EnCana has determined that each relationship with Brown Haynesville and Brown Southwest represents an interest in a Variable Interest Entity (“VIE”) and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Haynesville and Brown Southwest from the dates of acquisition.
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Kilgore represented an interest in a VIE from November 20, 2007 to May 18, 2008. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Kilgore. On May 18, 2008, when the arrangement with Brown Kilgore was completed, the assets were transferred to EnCana.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Canada	$17,105	$19,519	$23,441	$27,014
USA	13,541	11,879	14,635	12,948
Downstream Refining	4,032	3,706	4,637	4,887
Market Optimization	140	171	429	478
Corporate & Other	606	590	4,105	1,647

Total	$35,424	$35,865	$47,247	$46,974

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. As at December 31, 2008, Corporate and Other Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $252 million (2007 — $147 million) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at December 31, 2008, Canada Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $199 million related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.
6. DISCONTINUED OPERATIONS
Midstream
The $75 million gain on discontinuance in 2007 was the result of an expired clause included in the December 2005 sale of the Company’s Midstream natural gas liquids processing operations. The clause provided potential market price support for the facilities and was accrued for in 2005.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. DIVESTITURES
Proceeds received on the sale of assets and investments were $904 million (2007 — $481 million). The significant items are described below.
Canada
In 2008, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $39 million (2007 — nil) in Canadian Plains and $400 million (2007 — $213 million) in Canadian Foothills.
In May 2007, the Company completed the sale of its assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million, which were credited to property, plant and equipment in the Canadian cost centre and reported in Canadian Foothills.
USA
In 2008, the Company completed the divestiture of mature conventional natural gas assets for proceeds of $251 million (2007 — $10 million).
Corporate and Other
In September 2008, the Company completed the sale of its interests in Brazil for net proceeds of $164 million, before closing ajdustments, resulting in a gain on sale of $124 million. After recording income tax of $25 million, EnCana recorded an after-tax gain of $99 million.
In August 2007, the Company closed the sale of its Australia assets for proceeds of $31 million resulting in a gain on sale of $30 million. After recording income tax of $5 million, EnCana recorded an after-tax gain of $25 million.
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 5 for further discussion of The Bow office project assets.
In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $208 million which resulted in a gain on sale of $59 million.
8. INTEREST, NET

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Interest Expense — Long-Term Debt	$130	$129	$556	$460
Interest Expense — Other *	80	66	246	244
Interest Income *	(52)	(64)	(216)	(276)

	$158	$131	$586	$428

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.
9. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$663	$(75)	$1,033	$(683)
Translation of U.S. dollar partnership contribution receivable issued from Canada	(390)	22	(608)	617
Other Foreign Exchange (Gain) Loss	(20)	(180)	(2)	(98)

	$253	$(233)	$423	$(164)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Current
Canada	$102	$415	$548	$900
United States	11	163	396	647
Other Countries	5	2	43	7

Total Current Tax	118	580	987	1,554

Future	155	(344)	1,646	(316)
Future Tax Rate Reductions	—	(264)	—	(301)

	$273	$(28)	$2,633	$937

Included in current tax for 2008 is $25 million related to the sale of assets in Brazil (2007 — nil).
The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Net Earnings Before Income Tax	$1,350	$979	$8,577	$4,821
Canadian Statutory Rate	29.7%	32.3%	29.7%	32.3%

Expected Income Tax	400	316	2,544	1,557

Effect on Taxes Resulting from:
Statutory and other rate differences	(30)	40	167	76
Effect of tax rate changes *	—	(264)	—	(301)
Effect of legislative changes	—	52	—	(179)
Non-taxable downstream partnership (income) loss	16	(30)	6	(70)
International financing	(76)	(17)	(309)	(62)
Foreign exchange (gains) losses not included in net earnings	(92)	—	49	—
Non-taxable capital (gains) losses	54	(80)	84	(124)
Other	1	(45)	92	40

	$273	$(28)	$2,633	$937

Effective Tax Rate	20.2%	(2.9%)	30.7%	19.4%

*	The Canadian federal government, during the second quarter of 2007, enacted income tax rate changes.
11. INVENTORIES

	As at	As at
	December 31,	December 31,
	2008	2007

Product
Canada	$46	$65
USA	8	2
Downstream Refining	323	570
Market Optimization	127	180
Parts and Supplies	16	11

	$520	$828

As a result of a significant decline in commodity prices in the latter half of 2008, EnCana has written down its product inventory by $152 million from cost to net realizable value.
The total amount of inventories recognized as an expense during the year, including the write-down, was $8,749 million (2007 — $5,752 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. LONG-TERM DEBT

	As at	As at
	December 31,	December 31,
	2008	2007

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,410	$1,506
Unsecured notes	1,020	1,138

	2,430	2,644

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	247	495
Unsecured notes	6,350	6,421

	6,597	6,916

Increase in Value of Debt Acquired *	49	66
Debt Discounts and Financing Costs	(71)	(83)
Current Portion of Long-Term Debt	(250)	(703)

	$8,755	$8,840

*
Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 20 years.

On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018.
13. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	December 31,	December 31,
	2008	2007

Asset Retirement Obligation, Beginning of Year	$1,458	$1,051
Liabilities Incurred	54	89
Liabilities Settled	(115)	(100)
Liabilities Divested	(38)	—
Change in Estimated Future Cash Flows	54	184
Accretion Expense	79	64
Foreign Currency Translation	(227)	163
Other	—	7

Asset Retirement Obligation, End of Year	$1,265	$1,458

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. SHARE CAPITAL

	December 31, 2008		December 31, 2007
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.2	$4,479	777.9	$4,587
Common Shares Issued under Option Plans	3.0	80	8.3	176
Stock-Based Compensation	—	11	—	17
Common Shares Purchased	(2.8)	(13)	(36.0)	(301)

Common Shares Outstanding, End of Year	750.4	$4,557	750.2	$4,479

Normal Course Issuer Bid
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under seven consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.0 million Common Shares under the renewed Bid which commenced on November 13, 2008 and terminates on November 12, 2009.
In 2008, the Company purchased 4.8 million Common Shares for total consideration of approximately $326 million. Of the amount paid, $29 million was charged to Share capital and $297 million was charged to Retained earnings. Included in the Common Shares Purchased in 2008 are 2.0 million Common Shares distributed, valued at $16 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 16). For these Common Shares distributed, there was a $54 million adjustment to Retained earnings with a reduction to Paid in surplus of $70 million.
In 2007, the Company purchased 38.9 million Common Shares for total consideration of approximately $2,025 million. Of the amount paid, $325 million was charged to Share capital and $1,700 million was charged to Retained earnings. Included in the Common Shares Purchased in 2007 are 2.9 million Common Shares distributed, valued at $24 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 16). For these Common Shares distributed, there was an $82 million adjustment to Retained earnings with a reduction to Paid in surplus of $106 million.
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information related to options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at December 31, 2008. Information related to TSARs is included in Note 16.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	3.4	21.82
Exercised	(2.9)	23.68

Outstanding, End of Year	0.5	11.62

Exercisable, End of Year	0.5	11.62

	Outstanding Options			Exercisable Options
Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 14.50	0.5	0.9	11.62	0.5	11.62
At December 31, 2007, the balance in Paid in surplus related to stock-based compensation programs.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
To provide a more conservative measure of liquidity, the Company has changed its calculation of these metrics as follows: Net Debt to Capitalization has been changed to Debt to Capitalization and Net Debt to Adjusted EBITDA has been changed to Debt to Adjusted EBITDA. Debt is defined as the current and long-term portions of Long-Term Debt. Previously, Net Debt was defined as Long-Term Debt plus Current Liabilities less Current Assets. The Company believes this presentation is more comparable between periods by excluding the impact of unrealized mark-to-market accounting gains and losses on working capital.
EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent. At December 31, 2008, EnCana’s Debt to Capitalization ratio was 28 percent (December 31, 2007 — 32 percent) calculated as follows:

	As at
	December 31,	December 31,
	2008	2007

Debt	$9,005	$9,543
Total Shareholders’ Equity	22,974	20,704

Total Capitalization	$31,979	$30,247

Debt to Capitalization ratio	28%	32%
Without giving effect to the change in calculation as described above, EnCana’s Net Debt to Capitalization ratio would have been 23 percent at December 31, 2008 (December 31, 2007 — 34 percent).
EnCana targets a Debt to Adjusted EBITDA of 1.0 to 2.0 times. At December 31, 2008, Debt to Adjusted EBITDA was 0.7x (December 31, 2007 — 1.1x) calculated on a trailing twelve-month basis as follows:

	As at
	December 31,		December 31,
	2008		2007

Debt	$9,005		$9,543

Net Earnings from Continuing Operations	$5,944		$3,884
Add (deduct):
Interest, net	586		428
Income tax expense	2,633		937
Depreciation, depletion and amortization	4,223		3,816
Accretion of asset retirement obligation	79		64
Foreign exchange (gain) loss, net	423		(164)
(Gain) loss on divestitures	(140)		(65)

Adjusted EBITDA	$13,748		$8,900

Debt to Adjusted EBITDA	0.7	x	1.1	x
Without giving effect to the change in calculation as described above, EnCana’s Net Debt to Adjusted EBITDA would have been 0.5x at December 31, 2008 (December 31, 2007 — 1.2x).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. CAPITAL STRUCTURE (continued)
EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented, except as noted above. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
16. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at December 31, 2008. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2007.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Current Service Cost	$3	$5	$15	$16
Interest Cost	5	5	21	19
Expected Return on Plan Assets	(5)	(5)	(19)	(19)
Amortization of Net Actuarial Losses	1	1	4	4
Expected Amortization of Past Service Costs	1	1	2	2
Amortization of Transitional Obligation	(1)	(1)	(2)	(2)
Expense for Defined Contribution Plan	14	9	44	34

Net Benefit Plan Expense	$18	$15	$65	$54

For the year ended December 31, 2008, contributions of $8 million have been made to the defined benefit pension plans (2007 — $8 million).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information related to the TSARs at December 31, 2008:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	18,854,141	48.44
Granted	4,420,272	70.11
Exercised — SARs	(3,173,443)	43.68
Exercised — Options	(82,936)	42.00
Forfeited	(606,095)	55.27

Outstanding, End of Year	19,411,939	53.97

Exercisable, End of Year	8,452,111	46.45

For the year ended December 31, 2008, EnCana recorded a reduction of compensation costs of $47 million related to the outstanding TSARs (2007 — costs of $225 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. COMPENSATION PLANS (continued)
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes the information related to the Performance TSARs at December 31, 2008:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,930,925	56.09
Granted	7,058,538	69.40
Exercised — SARs	(287,299)	56.09
Exercised — Options	(5,123)	56.09
Forfeited	(717,316)	59.65

Outstanding, End of Year	12,979,725	63.13

Exercisable, End of Year	1,461,276	56.09

For the year ended December 31, 2008, EnCana recorded a reduction of compensation costs of $6 million related to the outstanding Performance TSARs (2007 — costs of $21 million).
D) Share Appreciation Rights (“SARs”)
In 2008, EnCana granted SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.
The following table summarizes the information related to the SARs at December 31, 2008:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,314,115	72.07
Forfeited	(29,050)	69.42

Outstanding, End of Year	1,285,065	72.13

Exercisable, End of Year	—	—

For the year ended December 31, 2008, EnCana has not recorded any compensation costs related to the outstanding SARs.
E) Performance Share Appreciation Rights (“Performance SARs”)
In 2008, EnCana granted Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. COMPENSATION PLANS (continued)
The following table summarizes the information related to the Performance SARs at December 31, 2008:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,677,030	69.40
Forfeited	(56,100)	69.40

Outstanding, End of Year	1,620,930	69.40

Exercisable, End of Year	—	—

For the year ended December 31, 2008, EnCana has not recorded any compensation costs related to the outstanding Performance SARs.
F) Deferred Share Units (“DSUs”)
The following table summarizes the information related to the DSUs at December 31, 2008:

Outstanding
DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	589,174
Granted	85,792
Redeemed	(34,008)
Units, in Lieu of Dividends	15,883

Outstanding, End of Year	656,841

For the year ended December 31, 2008, EnCana recorded compensation costs of $2 million related to the outstanding DSUs (2007 — $14 million).
G) Performance Share Units (“PSUs”)
The following table summarizes the information related to the PSUs at December 31, 2008:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,685,036	38.79
Granted	408,686	70.77
Distributed	(2,042,541)	45.34
Forfeited	(51,181)	38.32

Outstanding, End of Year	—	—

For the year ended December 31, 2008, EnCana recorded compensation costs of $1 million related to the outstanding PSUs (2007 — $43 million).
17. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended					Twelve Months Ended
	March 31,	June 30,	September 30,	December 31,		December 31,
(millions)	2008	2008	2008	2008	2007	2008	2007

Weighted Average Common Shares Outstanding — Basic	749.5	750.2	750.3	750.3	749.8	750.1	756.8
Effect of Dilutive Securities	3.5	1.1	1.0	1.0	5.3	1.7	7.8

Weighted Average Common Shares Outstanding — Diluted	753.0	751.3	751.3	751.3	755.1	751.8	764.6

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2007.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at December 31, 2008		As at December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$383	$383	$553	$553
Risk management assets *	3,052	3,052	403	403
Loans and Receivables:
Accounts receivable and accrued revenues	1,568	1,568	2,381	2,381
Partnership contribution receivable *	3,147	3,147	3,444	3,444
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$50	$50	$236	$236
Other Financial Liabilities:
Accounts payable and accrued liabilities	2,871	2,871	3,982	3,982
Long-term debt *	9,005	8,242	9,543	9,763
Partnership contribution payable *	3,163	3,163	3,451	3,451

*	Including current portion.
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	December 31,	December 31,
	2008	2007

Risk Management
Current asset	$2,818	$385
Long-term asset	234	18

	3,052	403

Risk Management
Current liability	43	207
Long-term liability	7	29

	50	236

Net Risk Management Asset (Liability)	$3,002	$167

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at December 31, 2008			As at December 31, 2007
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$2,941	$10	$2,931	$375	$29	$346
Crude oil	92	40	52	6	205	(199)
Power	19	—	19	19	—	19
Interest Rates	—	—	—	2	—	2
Credit	—	—	—	1	2	(1)

Total Fair Value	$3,052	$50	$3,002	$403	$236	$167

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	December 31,	December 31,
	2008	2007

Prices actively quoted	$2,055	$105
Prices sourced from observable data or market corroboration	947	62

Total Fair Value	$3,002	$167

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at December 31, 2008

	Notional Volumes		Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,648	MMcf/d	2009	9.28	US$/Mcf	$1,981
NYMEX Fixed Price	35	MMcf/d	2010	9.21	US$/Mcf	23

Purchased Options
NYMEX Call	(150)	MMcf/d	2009	11.67	US$/Mcf	(22)
NYMEX Put	516	MMcf/d	2009	9.10	US$/Mcf	536

Basis Contracts
Canada	71	MMcf/d	2009			—
United States	917	MMcf/d	2009			111
Canada and United States *			2010-2013			193

						2,822
Other Financial Positions **						(1)

Total Unrealized Gain on Financial Contracts						2,821
Premiums Paid on Unexpired Options						110

Natural Gas Fair Value Position						$2,931

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at December 31, 2008 (continued)

Fair Value
Crude Oil Contracts
Crude Oil Fair Value Position *	$52

*	The Crude Oil financial positions are part of the ongoing operations of the Company’s proprietary production and condensate management and its share of downstream refining positions.

Fair Value
Power Purchase Contracts
Power Fair Value Position	$19

Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Revenues, Net of Royalties	$646	$408	$(309)	$1,601
Operating Expenses and Other	30	(1)	28	3

Gain (Loss) on Risk Management	$676	$407	$(281)	$1,604

	Unrealized Gain (Loss)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

Revenues, Net of Royalties	$1,084	$(566)	$2,717	$(1,239)
Operating Expenses and Other	6	(3)	12	4

Gain (Loss) on Risk Management	$1,090	$(569)	$2,729	$(1,235)

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31, 2008

	2008		2007
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$167
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	2,448	$2,448	$353
Fair Value of Contracts in Place at Transition that Expired During the Year	—	—	16
Foreign Exchange Loss on Canadian Dollar Contracts	(4)	—	—
Fair Value of Contracts Realized During the Year	281	281	(1,604)

Fair Value of Contracts Outstanding	$2,892	$2,729	$(1,235)
Premiums Paid on Unexpired Options	110

Fair Value of Contracts and Premiums Paid, End of Year	$3,002

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at December 31, 2008 as follows:

	Favorable	Unfavorable
	10% Change	10% Change

Natural gas price	$424	$(418)
Crude oil price	7	(7)
Power price	9	(9)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its exposure to commodity price risk on its condensate supply with fixed price swaps.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2008, over 95% of EnCana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At December 31, 2008, EnCana had 2 counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, EnCana targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at December 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.6 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for $5.0 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the announcement of the proposed Arrangement (See Note 4), Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch Negative”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications”, and Moody’s Investors Service assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,871	$—	$—	$—	$2,871
Risk Management Liabilities	43	7	—	—	50
Long-Term Debt *	727	1,589	3,344	10,392	16,052
Partnership Contribution Payable *	489	978	978	1,588	4,033

*	Principal and interest, including current portion.
Included in EnCana’s total long-term debt obligations of $16,052 million at December 31, 2008 are $1,657 million in principal obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 — 5 Years. Further information on Long-term Debt is contained in Note 12.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt.
As disclosed in Note 9, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At December 31, 2008, EnCana had $5,350 million in U.S. dollar debt issued from Canada ($5,421 million at December 31, 2007) and $3,147 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $18 million change in foreign exchange (gain) loss at December 31, 2008.
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At December 31, 2008, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $12 million (2007 — $14 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million. Also, without admitting any liability whatsoever, WD concluded settlements with a group of individual plaintiffs for $23 million.
The remaining lawsuits was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
20. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2008.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)